SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)1

                              Bell Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   078 107 109
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 5, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 28 Pages)

                           (Exhibit Index on Page 12)
--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  2 of 28 Pages
-----------------------------                       ----------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,110,210
  OWNED BY  --------------------------------------------------------------------
    EACH            8         SHARED VOTING POWER
 REPORTING
PERSON WITH                            -0-
            --------------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       1,110,210
            --------------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,110,210
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.7%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  3 of 28 Pages
-----------------------------                       ----------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
                     WARREN LICHTENSTEIN
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
            --------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,110,210
  OWNED BY  --------------------------------------------------------------------
    EACH            8         SHARED VOTING POWER
 REPORTING
PERSON WITH                            - 0 -
            --------------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       1,110,210
            --------------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                     1,110,210
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.7%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN

================================================================================

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  4 of 28 Pages
-----------------------------                       ----------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   SANDERA PARTNERS, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY
--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION
--------------------------------------------------------------------------------

                      TEXAS
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             100,000
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER
                ----------------------------------------------------------------
                                         -0-
                        9         SOLE DISPOSITIVE POWER

                                         100,000
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      100,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.1%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  5 of 28 Pages
-----------------------------                       ----------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      TEXAS
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             3,000
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         -0-
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                         3,000
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      3,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      .03%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  6 of 28 Pages
-----------------------------                       ----------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             103,000
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         - 0 -
               -----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                         103,000
               -----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                         - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      103,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.1%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  7 of 28 Pages
-----------------------------                       ----------------------------

         The following constitutes the Amendment No 3 to the Schedule 13D filed by the undersigned (the "Amendment No. 3"). This Amendment No. 3 amends the
Schedule 13D as specifically set forth.

Item 2 is hereby amended and restated in its entirety as follows:

Item 2.  Identity and Background.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Warren G. Lichtenstein, Sandera Partners, L.P., a Texas limited partnership ("Sandera"), Newcastle Partners, L.P., a Texas limited partnership ("Newcastle") and Mark E. Schwarz.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Sandera Capital, L.L.C. ("Sandera L.L.C."), a Texas limited liability company is the general partner of Sandera Capital Management, L.P., ("SCM") a Texas limited partnership. SCM is the general partner of Sandera, a Texas limited partnership. Newcastle is a Texas limited partnership. Mark E. Schwarz is the general partner of Newcastle. The principal business of Sandera L.L.C., SCM, Sandera and Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities. Mark E. Schwarz is the Vice President and manager of Sandera L.L.C. and the sole general partner of Newcastle.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. By virtue of his position with Sandera and Newcastle, Mark E. Schwarz has the power to vote and dispose of the Issuer's shares owned by Sandera and Newcastle. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of Steel Partners and Warren Lichtenstein is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  The principal business address of Sandera L.L.C., SCM, Sandera and Mark Schwarz is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

                  The principal business address of Newcastle is 4020 Windsor Avenue, Dallas, Texas 75205.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of microcap companies.

                           The  principal  business of Sandera and  Newcastle is
the purchase, sale, exchange, acquisition and holding of investment securities. The principal occupation of Mr. Schwarz is the purchase, sale, exchange, acquisition and holding of investment securities.

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  8 of 28 Pages
-----------------------------                       ----------------------------


                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Lichtenstein and Mr. Schwarz are citizens of the United States of America.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3.  Source and Amount of Funds.

         The aggregate purchase price of the 1,110,210 Shares of Common Stock owned by Steel Partners II is $11,861,384. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 100,000 Shares of Common Stock owned by Sandera is $1,095,449. The Shares of Common Stock owned by Sandera were acquired with partnership funds.

         The aggregate purchase price of the 3,000 Shares of Common Stock owned by Newcastle is $34,493. The Shares of Common Stock owned by Newcastle were acquired with partnership funds.


Item 4 is hereby amended to include the following:

Item 4.  Purpose of Transaction.

         On January 8, 1999 Steel Partners II delivered a letter to the Issuer, a copy of which is attached hereto and incorporated herein by reference, to nominate (the "Nomination Letter") Warren G. Lichtenstein, Robert Frankfurt, Mark E. Schwarz and Steven Wolosky, as set forth therein, to the Issuer's Board of Directors at the Annual Meeting of Shareholders of the Issuer scheduled to be held on May 11, 1999.

           On January 8, 1999, the Reporting Persons entered into a Joint Filing Agreement, a copy of which is attached hereto and incorporated herein by reference, reflecting their agreement to form a group and, among other things, to seek to nominate the nominees set forth above to the Board of Directors of the Issuer. On or about January 8, 1999, Steel Partners II served the Issuer with the Nomination Letter, which the Reporting Persons believe satisfies the notice requirements set forth in Section 2.10 of the Bylaws of the Issuer as to the nomination of such persons for election to the Board of Directors. The Reporting Persons may file a Preliminary Proxy Solicitation Statement with the Securities and Exchange Commission in order to solicit proxies from the shareholders of the Issuer in order elect its nominees to the Issuer's Board of Directors at the 1999 Annual Meeting. A copy of each of the Joint Filing

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  9 of 28 Pages
-----------------------------                       ----------------------------


Agreement and Nomination Letter are filed as exhibits to this Schedule 13D and incorporated herein by reference.

         Upon final approval from the Commission for its proxy solicitation materials in the event such materials are filed, the Reporting Persons would commence their solicitation of shareholders of the Issuer.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4. Except as set forth above, the Reporting Persons have no agreements or understandings between themselves with respect to the voting or disposition of the Common Stock of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 9,488,306 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998.

                  As of the close of business on January 8, 1998, Steel Partners II beneficially owns 1,110,210 shares of Common Stock, constituting approximately 11.7% of the shares of Common Stock outstanding. Mr. Lichtenstein beneficially owns 1,110,210 shares of Common Stock, representing approximately 11.7% of the shares of Common Stock outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,110,210 shares of Common Stock owned by Steel Partners II by virtue of his authority to vote and dispose of such shares. All of such shares of Common Stock were acquired in open-market transactions.

                  As of the close of business on January 8, 1998, Sandera beneficially owns 100,000 Shares of Common Stock, constituting approximately 1.1% of the shares outstanding, and Newcastle beneficially owns 3,00 Shares of Common Stock, constituting approximately .03% of the shares outstanding. Mr. Schwarz has sole voting and dispositive power with respect to the 103,000 Shares owned by Sandera and Newcastle by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  (b) By virtue of his position with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D and beneficially owned by Steel Partners II.

                      By virtue of his position with Sandera and Newcastle, Mr. Schwarz has the sole power to vote and dispose of the Shares reported in this
Schedule 13D and beneficially owned by Sandera and Newcastle.

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  10 of 28 Pages
-----------------------------                       ----------------------------


                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons unless otherwise reported on a prior Schedule 13D.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e)      Not applicable.


Item 6 is amended in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  On January 8, 1999 the Reporting Persons entered into a Joint Filing Agreement, reflecting their agreement to form a group and, among other things, to seek to elect Warren G. Lichtenstein, Robert Frankfurt, Mark E. Schwarz and Steven Wolosky to the Board of Directors of the Issuer. A copy of the Joint Filing Agreement is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7 is hereby amended in its entirety as follows:

Item 7.  Material to be Filed as Exhibits.

                  1. Joint Filing Agreement between Steel Partners and Warren G. Lichtenstein (previously filed).

                  2. Joint Filing Agreement between Steel Partners II, L.P., Warren Lichtenstein, Sandera Partners, L.P., Newcastle Partners, L.P. and Mark E. Schwarz dated January 8, 1999.

                  3. Director Nomination Letter from Steel Partners II, L.P. to Bell Industries, Inc., dated January 8, 1999.

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  11 of 28 Pages
-----------------------------                       ----------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 8, 1999            STEEL PARTNERS II, L.P.

                                       By:   Steel Partners, L.L.C. General
                                             Partner

                                       By:/s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Warren G. Lichtenstein
                                          Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                       WARREN G. LICHTENSTEIN

                                       SANDERA PARTNERS, L.P.

                                       By: Sandera Capital Management L.P.
                                           General Partner

                                       By: Sandera Capital, L.L.C.
                                           General Partner

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz
                                           Vice President and Managing
                                           Member

                                       NEWCASTLE PARTNERS, L.P.

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz
                                           General Partner

                                       /s/ Mark E. Schwarz
                                       -----------------------------------------
                                       Mark E. Schwarz

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  12 of 28 Pages
-----------------------------                       ----------------------------


                                  EXHIBIT INDEX


Exhibit                                                               Page
-------                                                               ----
1.       Joint Filing Agreement (previously filed)
2.       Joint Filing Agreement between Steel Partners,                13
         Warren  Lichtenstein, Sandera Partners, L.P.,
         Newcastle Partners, L.P. and Mark E. Schwarz
         dated January 8, 1999
3.       Director Nomination Letter from Steel Partners                17
         II, L.P. to Bell Industries, Inc. dated
         January 8, 1999

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  13 of 28 Pages
-----------------------------                       ----------------------------


                             JOINT FILING AGREEMENT


                  WHEREAS, certain of the undersigned are shareholders, direct or beneficial, of Bell Industries, Inc. ("Bell"), a California corporation;

                  WHEREAS, Warren Lichtenstein and Mark E. Schwarz wish to form a group (the "Group") in order to nominate a slate of directors to the Board of Directors of Bell and may solicit written consents or votes to obtain a change in the Board of Directors of Bell;

                  NOW, IT IS AGREED, this 8th day of January 1999, by the parties hereto:

                  3. In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of Bell. 4. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP of (i) any of their purchases or sales of the Common Stock of Bell; or (ii) any shares over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

                  5. Each of Warren Lichtenstein and Mark E. Schwarz agrees to serve as one of the Group's nominees to the Board of Directors of Bell and to serve as a director if elected.

                  6. Steel Partners II, L.P. ("Steel") hereby agrees to bear all expenses incurred in connection with the Group's nomination of persons to the Board of Directors of Bell, including expenses incurred by any of the nominees in a solicitation of written consents or votes by the Group. Notwithstanding the foregoing, Steel shall not be required to reimburse any nominee or

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  14 of 28 Pages
-----------------------------                       ----------------------------

party for (i) out-of-pocket expenses incurred by a nominee in the aggregate in excess of $250 without Steel's prior written approval; (ii) the value of the time of any nominee or party; (iii) legal fees incurred without Steel's prior written approval; or (iv) the costs of any counsel, other than Steel's counsel, employed in connection with any pending or threatened litigation.

                  7. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell shares of Bell, as it deems appropriate, in its sole discretion. Nor shall anything herein be construed to require any party to deliver a written consent to the Group or to refrain from revoking any consent after it has been given.

                  8. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

                  9. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

                  10. Any party hereto may terminate his obligations under this agreement at any time on 24 hours written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan Grundman Frome Rosenzweig & Wolosky LLP, Fax No. 212 755-1467.

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  15 of 28 Pages
-----------------------------                       ----------------------------


                  11.  Each  party   acknowledges  that  Olshan  Grundman  Frome
Rosenzweig & Wolosky LLP shall act as counsel for both the Group and Steel.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                  STEEL PARTNERS II, L.P.
                                  150 East 52nd Street
                                  New York, NY 10022

                                  By:   Steel Partners, L.L.C.
                                        General Partner

                                  By:/s/ Warren G. Lichtenstein
                                     -------------------------------------------
                                         Warren Lichtenstein, Managing Member


                                  /s/ Warren G. Lichtenstein
                                  ----------------------------------------------
                                      Warren G. Lichtenstein

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  16 of 28 Pages
-----------------------------                       ----------------------------



                                  /s/ Mark E. Schwarz
                                  ----------------------------------------------
                                      Mark E. Schwarz

                                  SANDERA PARTNERS, L.P.
                                  1601 Elm Street, Suite 4000
                                  Dallas, TX 75201

                                  By:  Sandera Capital Management, L.P.
                                       General Partner

                                  By:  Sandera Capital, L.L.C.
                                       General Partner


                                  By:/s/ Mark. E. Schwarz
                                     -------------------------------------------
                                         Mark E. Schwarz, Vice President and
                                         Managing Member


                                   NEWCASTLE PARTNERS, L.P.
                                   4020 Windsor Avenue
                                   Dallas, TX 75205

                                   By: /s/ Mark. E. Schwarz
                                       -----------------------------------------
                                           Mark E. Schwarz, General Partner

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  17 of 28 Pages
-----------------------------                       ----------------------------


                             STEEL PARTNERS II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022




January 8, 1999


Bell Industries, Inc.
2201 East El Segundo Boulevard
El Segundo, California 90245-4608
Attn:    Corporate Secretary

Dear Sirs,

                  This letter shall serve to satisfy the notice  requirements of
Section 2.10 of the Bylaws (the "Bylaws") of Bell Industries, Inc. (the "Company") as to the nomination by Steel Partners II, L.P. of four nominees for election to the Board of Directors of the Company at the Annual Meeting of Shareholders of the Company scheduled to be held on May 11, 1999 (the "Annual Meeting").

                  Steel Partners II, L.P. is the beneficial owner of at least 961,010 shares of Common Stock of the Company. We hereby nominate Warren G. Lichtenstein, Robert Frankfurt, Steven Wolosky and Mark E. Schwarz as nominees (the "Nominees") to be elected to the Board of Directors of the Company at the Annual Meeting. To the extent the Company increases the size of the Board of Directors above its existing size, we reserve the right to nominate additional nominees to be elected to the Board of Directors of the Company at the Annual Meeting. The information required by Section 2.10 of the Bylaws and the Securities Exchange Act of 1934, as amended, follows:

1.       Name and address of shareholder making the nomination:

         Steel Partners II, L.P.
         150 East 52nd Street, 21st Floor
         New York, NY 10022

2. Names and addresses of the Nominees:

         a)       Warren G. Lichtenstein
                  c/o Steel Partners II, L.P.
                  150 East 52nd Street, 21st Floor
                  New York, NY 10022

         b)       Robert Frankfurt
                  c/o Steel Partners II, L.P.
                  150 East 52nd Street, 21st Floor
                  New York, NY 10022

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  18 of 28 Pages
-----------------------------                       ----------------------------



         c)       Steven Wolosky, Esq.
                  Olshan Grundman Frome Rosenzweig & Wolosky LLP
                  505 Park Avenue
                  New York, NY 10022

         d)       Mark E. Schwarz
                  c/o Sandera Partners, L.P.
                  1601 Elm Street
                  Suite 4000
                  Dallas, TX 75201

3. Steel Partners II, L.P. hereby represents that it is the beneficial owner of at least 961,010 shares of Common Stock of the Company entitled to vote at the Annual Meeting. A representative or representatives of Steel Partners II, L.P. intends to appear in person or by proxy at the Annual Meeting to nominate the persons specified in this notice for election to the Board of Directors of the Company.

4. On January 8, 1999, Steel Partners II, L.P., Sandera Partners, L.P., Newcastle Partners, L.P., and Messrs. Lichtenstein and Schwarz entered into a Joint Filing Agreement, in which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on
         Schedule 13D with respect to the Common Stock of Bell, (ii) Messrs. Lichtenstein and Schwarz formed a group to nominate a slate of directors to the Board of Directors of Bell and may solicit written consents or votes at the Annual Meeting for their slate of directors for the Board of Directors of Bell, and (iii) Steel Partners II, L.P. agreed to bear all expenses incurred in connection with such committee's nomination of persons to the Board of Directors of Bell, including approved expenses incurred by any of the nominees in the solicitation of written consents or votes by such committee. The Joint Filing Agreement is attached hereto and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Joint Filing Agreement. Other than as stated above, there are no arrangements or understandings between Steel Partners II, L.P. and each nominee or any other person or person pursuant to which the nominations described herein are to be made, other than the consent by the nominees to serve as directors of the Company if elected as such at the Annual Meeting, attached hereto and incorporated herein by reference.






5. The information concerning the Nominees required by Regulation 14A of the Exchange Act is as follows:

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  19 of 28 Pages
-----------------------------                       ----------------------------


         Warren G. Lichtenstein (33) is one of the nominees for director. Mr. Lichtenstein has been the Chairman of the Board, Secretary and the Managing
Member of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners II, L.P. since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd. ("Former General Partner"), the general partner of Steel Partners Associates, L.P. ("Associates"), which was the general partner of Steel Partners II, L.P. since 1993 and prior to January 1, 1996. Mr. Lichtenstein is a director of the following publicly held companies: Aydin Corporation, Gateway Industries, Inc., Rose's Holdings, Inc., PLM International, Inc. and Saratoga Beverage Group, Inc. As of the date hereof, Mr. Lichtenstein beneficially owned at least 961,010 shares of the Common Stock of the Company, all of which were beneficially owned by Steel Partners II, L.P. The business address of Mr. Lichtenstein is 150 E. 52nd Street, 21st Floor, New York, New York 10022. For information regarding Mr. Lichtenstein's purchases and sales of shares of the Common Stock of the Company during the past two years, see Appendix A.

         In late 1995, Steel Partners II, L.P commenced a proxy solicitation to replace the incumbent directors of Medical Imaging Centers of America, Inc. ("MICA"). Thereafter, MICA initiated an action against Steel Partners II, L.P., Warren Lichtenstein, and others in the United States District Court for the Southern District of California, Medical Imaging Centers of America, Inc. v. Lichtenstein, et al, Case No. 96-0039B. On February 29, 1996, the Court issued an Order granting, in part, MICA's motion for a preliminary injunction on the grounds that plaintiff had demonstrated a probability of success on the merits of its assertion that defendants had violated Section 13 of the Securities Exchange Act of 1934. Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's annual meeting of shareholders, except pursuant to a formula under which they would be voted in the same proportion as other votes cast at the meeting. The Court declined to adjourn the annual meeting of shareholders. At the meeting, Steel Partners II, L.P. received sufficient votes to elect its nominees to the Board of MICA, after giving effect to the Court's preliminary injunction. The parties thereafter settled their differences pursuant to an agreement under which MICA agreed to initiate an auction process which, if not concluded within a certain time period, would end and thereafter the designees of Steel Partners II, L.P. would assume control of the Board of MICA. MICA was ultimately sold for $11.75 per share, as contrasted with the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel Partners II, L.P.'s proxy solicitation.

         Robert Frankfurt (33) is one of the nominees for director. Mr. Frankfurt graduated from the Wharton School of Business in 1987 with a B.S. in Economics. Mr. Frankfurt began his career as a financial analyst in the mergers and acquisitions department of Bear, Stearns & Co., Inc. In 1989, Mr. Frankfurt joined Hambro Bank America as an associate focused on micro-cap and cross-
border merger and acquisition transactions. In 1992, Mr. Frankfurt began consulting with various entities on proposed international and domestic transactions including a number of acquisition projects for Steel LLC. After completing his MBA at the Anderson Graduate School of Management at UCLA, where he was a Venture Capital Fellow, Mr. Frankfurt joined the Former General Partner in 1995 and became a non-managing member of Steel LLC in 1996. As of the date hereof Mr. Frankfurt does not beneficially own shares of the Common Stock of the Company. The business address of Mr. Frankfurt is 150 E. 52nd Street, 21st Floor, New York, New York 10022.

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  20 of 28 Pages
-----------------------------                       ----------------------------


         Mark E. Schwarz (38) is one of the nominees for director. Mr. Schwarz has been Vice President of Sandera Capital, L.L.C. ("Sandera L.L.C."), a private investment firm, since 1995, and Manager since 1996. Prior to such time Mr. Schwarz was a securities analyst and portfolio manager for SCM Advisors, L.L.C. a registered investment advisor, from 1993 to 1996. Mr Schwarz has also been the sole general partner of Newcastle Partners, L.P. ("Newcastle"), a private investment firm, since 1993. Mr. Schwarz is also a director of Aydin Corporation, a NYSE listed company. As of the date hereof, Mr. Schwarz beneficially owned 103,000 shares of the Common Stock of the Company. The business address of Mr. Schwarz is c/o Sandera Partners, L.P., 1601 Elm Street, Suite 4000, Dallas, Texas 75201. For information regarding Mr. Schwarz's purchases and sales of shares of the Common Stock of the Company during the past two years, see Appendix A.

         Steven Wolosky (43) is one of the nominees for director. For more than the past five years, Mr. Wolosky has been a partner of Olshan Grundman Frome Rosenzweig and Wolosky LLP, counsel to Steel Partners II, L.P.. Mr. Wolosky is also Assistant Secretary of WHX Corporation, a NYSE listed company and a director of Uniflex, Inc., an AMEX listed company. As of the date hereof, Mr. Wolosky did not beneficially own any shares of the Common Stock of the Company. Mr. Wolosky has not purchased or sold any shares of the Common Stock of the Company in the past two years. Mr. Wolosky's principal business address is 505 Park Avenue, New York, New York 10022.

6.       Certain Information

         The general partner of Steel Partners II, L.P. is Steel LLC, a Delaware limited liability company. The principal business of Steel Partners II, L.P. is investing in the securities of micro-cap companies. The principal business address of Steel Partners II., L.P. and Steel LLC is 150 East 52nd Street, 21st Floor, New York, New York 10022. Warren G. Lichtenstein is Chairman of the Board, Secretary and the Managing Member of Steel LLC. Robert Frankfurt is an employee and non- managing member of Steel LLC and an employee of Steel Partners II, L.P. As of the date hereof, Steel Partners II, L.P. is the beneficial owner of at least 961,010 shares of the Common Stock of the Company. Steel LLC does not beneficially own any shares of the Common Stock of the Company on the date hereof, except by virtue of its role in Steel Partners II, L.P. For information regarding Steel Partners II, L.P. purchases and sales of shares of the Common Stock of the Company during the past two years, see Appendix A.

         Mr. Wolosky is Senior Partner of Olshan  Grundman Frome  Rosenzweig and
Wolosky  LLP,   counsel  to  Steel  Partners  II,  L.P.  Mr.  Wolosky  does  not beneficially own shares of Common Stock of the Company.

         Sandera L.L.C. is the general partner of Sandera Capital Management, L.P. ("SCM"), a Texas limited partnership. SCM is the general partner of Sandera Partners, L.P. ("Sandera"), a Texas limited partnership. The principal business of Sandera L.L.C., SCM, Sandera and Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Sandera L.L.C., SCM and Sandera is 1601 Elm Street, Suite 4000, Dallas, Texas 75201. The principal business address of Newcastle is 4020 Windsor Avenue, Dallas, Texas 75201. Mark E. Schwarz is the Vice President and manager of Sandera L.L.C. and the sole general partner of Newcastle. As of the date hereof, Sandera was the beneficial owner of 100,000 shares of Common

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  21 of 28 Pages
-----------------------------                       ----------------------------


Stock of the Company and Newcastle was the beneficial owner of 3,000 shares of Common Stock of the Company. Sandera L.L.C. does not beneficially own any shares of the Common Stock of the Company on the date hereof, except by virtue of its role in Sandera. For information regarding the purchases and sales of shares of the Common Stock of the Company during the past two years by Sandera and Newcastle, see Appendix A.

         The Board of Directors of the Company has a single class of directors. At each annual meeting of shareholders, the directors are elected to a one-year term. The Nominees, if elected, would serve as directors for the term expiring in 2000 or until the due election and qualification of their successors. Steel Partners II, L.P. has no reason to believe any of the Nominees will be disqualified or unable or unwilling to serve if elected.

         Except as described herein, neither Steel Partners II, L.P., Sandera Partners, L.P., Newcastle Partners, L.P. nor any of the Nominees (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000, (ii) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof, (iii) is the record owner of any securities of the Company of which it may not be deemed to be the beneficial owner, (iv) has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, (v) has any arrangements or understandings with any Nominee pursuant to which such nominee was selected as a nominee and there exist no such agreements or understandings between any nominee and any other person, or (vi) has any agreement or



understanding   with  respect  to  future  employment  by  the  Company  or  any arrangement or under standing with respect to any future transactions to which the Company will or may be a party.


                                      Sincerely,


                                      STEEL PARTNERS II, L.P.
                                      By: Steel Partners L.L.C., General Partner



                                      By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  22 of 28 Pages
-----------------------------                       ----------------------------


                                     ANNEX A

               Transactions in the Shares of Bell Industries, Inc.



  Shares of Common                  Price Per             Date of
Stock Purchased/(Sold)                Share            Purchase/Sale
----------------------                -----            -------------
                             STEEL PARTNERS II, L.P.
         18,400                     10.00424            10/01/98
         16,000                      9.98250            10/02/98
          7,400                      9.69703            10/05/98
         50,900                      9.81400            10/07/98
          7,300                      9.38340            10/08/98
         14,500                      9.39610            10/09/98
          2,600                      9.42000            10/12/98
          1,600                      9.38875            10/13/98
         11,800                      9.64246            10/16/98
         12,200                     10.14131            10/27/98
          4,000                     10.17000            10/29/98
          7,600                     10.07954            10/30/98
          3,200                     10.04500             11/2/98
          1,400                     10.56000             11/4/98
          1,100                     10.56000             11/5/98
          1,700                     10.54500             11/9/98
          9,200                     10.54160            11/10/98
          1,200                     10.54500            11/11/98
            900                     10.54500            11/12/98
          2,700                     10.54500            11/18/98
         22,800                     10.53568            11/19/98
         24,000                     10.42625            11/20/98
          1,400                     10.42000            11/27/98
          5,000                     10.42000            11/30/98
          4,000                     10.42000            12/01/98
         10,000                     10.35750            12/03/98
         11,500                     10.39570            12/04/98

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  23 of 28 Pages
-----------------------------                       ----------------------------


          10,000                    10.42000            12/07/98
          13,600                    10.40851            12/08/98
          66,800                    10.44701            12/09/98
          53,600                    10.42787            12/10/98
          28,200                    10.47142            12/11/98
          15,000                    10.41000            12/14/98
          40,500                    10.45790            12/15/98
           5,400                    10.39407            12/16/98
          76,610                    10.57506            12/17/98
           1,200                    10.51250            12/18/98
          46,100                    10.71802            12/22/98
          30,900                    11.07590            12/23/98
          30,600                    11.07500            12/24/98
         239,900                    11.07000            12/28/98
          48,200                    11.08300            12/31/98
         149,200                    11.25780            01/05/99


  Shares of Common                  Price Per             Date of
Stock Purchased/(Sold)                Share             Purchase/Sale
                             SANDERA PARTNERS, L.P.
          37,800                    10.59330            12/22/98
          21,700                    11.02319            12/28/98
           5,000                    11.02550            12/30/98
          14,100                    11.02356            12/31/98
          21,400                    11.46070              1/6/99


  Shares of Common                  Price Per             Date of
Stock Purchased/(Sold)                Share             Purchase/Sale
                            NEWCASTLE PARTNERS, L.P.
           3,000                    11.4975               1/7/99

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  24 of 28 Pages
-----------------------------                       ----------------------------


                                Robert Frankfurt
                              150 East 52nd Street
                            New York, New York 10022




January 8, 1999


Bell Industries, Inc.
2201 East El Segundo Boulevard
El Segundo, California 90245-4608


Gentlemen:


         I hereby consent to serve as a director of Bell Industries, Inc. if elected.




                                        Sincerely,

                                        /s/ Robert Frankfurt
                                        -----------------------------------
                                            Robert Frankfurt

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  25 of 28 Pages
-----------------------------                       ----------------------------

                             Warren G. Lichtenstein
                              150 East 52nd Street
                            New York, New York 10022




January 8, 1999


Bell Industries, Inc.
2201 East El Segundo Boulevard
El Segundo, California 90245-4608


Gentlemen:


         I hereby consent to serve as a director of Bell Industries, Inc. if elected.



                                        Sincerely,

                                        /s/ Warren G. Lichtenstein
                                        ---------------------------------------
                                            Warren G. Lichtenstein

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  26 of 28 Pages
-----------------------------                       ----------------------------


                                 Mark E. Schwarz
                                 1601 Elm Street
                                   Suite 4000
                               Dallas, Texas 75201




January 7, 1999


Bell Industries, Inc.
2201 East El Segundo Boulevard
El Segundo, California 90245-4608


Gentlemen:


         I hereby consent to serve as a director of Bell Industries, Inc. if elected.



                                        Sincerely,

                                        /s/ Mark E. Schwarz
                                        ----------------------------------------
                                            Mark E. Schwarz

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  27 of 28 Pages
-----------------------------                       ----------------------------


                                 Steven Wolosky
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                 505 Park Avenue
                            New York, New York 10022




January 8, 1999


Bell Industries, Inc.
2201 East El Segundo Boulevard
El Segundo, California 90245-4608


Gentlemen:


         I hereby consent to serve as a director of Bell Industries, Inc. if elected.



                                        Sincerely,

                                        /s/ Steven Wolosky
                                        ----------------------------------------
                                            Steven Wolosky

-----------------------------                       ----------------------------
CUSIP No. 078 107 109                  13D          Page  28 of 28 Pages
-----------------------------                       ----------------------------


                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               Unless otherwise reported on a prior Schedule 13D

  Shares of Common                   Price Per                 Date of
Stock Purchased/(Sold)                 Share                 Purchase/Sale
                             STEEL PARTNERS II, L.P.
      149,200                        11.25780                   1/5/99



                               WARREN LICHTENSTEIN

                                      None.



  Shares of Common                   Price Per            Date of
Stock Purchased/(Sold)                 Share            Purchase/Sale
                             SANDERA PARTNERS, L.P.
         37,800                      10.59330            12/22/98
         21,700                      11.02319            12/28/98
          5,000                      11.02550            12/30/98
         14,100                      11.02356            12/31/98
         21,400                      11.46070              1/6/99



  Shares of Common                   Price Per                 Date of
Stock Purchased/(Sold)                 Share                 Purchase/Sale
                            NEWCASTLE PARTNERS, L.P.
          3,000                      11.4975               1/7/99


                                 MARK E. SCHWARZ

                                      None.